Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: September 4, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On September 4, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her LinkedIn and X accounts.

On September 4, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, was interviewed on the Bloomberg Businessweek podcast. The Podcast was published on September 4, 2025, and an extract of the transcript is below.

Tim Stenovec: Today we are joined by Jaime Leverton, CEO of ReserveOne. Jaime joins us here on Bloomberg’s interactive brokers studio. Jaime, ReserveOne calls itself quote “an equity vehicle offering institutional-grade access without the complexity of direct crypto ownership” – unpack that for us.

Jaime Leverton: Yeah, so I think one of the guiding principles when we thought about how to build the company and really offer something to investors that they can’t access today in an easy equity vehicle. So, we thought about the company and built it so it gives almost a one-stop shop, if you will, to crypto exposure but in a traditional equity. So, we’re expecting to be 80% Bitcoin, 20% in alternative assets that are really inspired by the digital assets stockpile and what we expect to see in that stockpile.

Tim Stenovec: What are some of those alternatives?

Jaime Leverton: So, expecting Ethereum, Solana, ADA, and XRP. Those have been the tokens that have been named so far. We do expect other tokens to be added to that stockpile as that gets refined over the coming months.

Tim Stenovec: What determines whether or not a digital currency is added to the stockpile?

Jaime Leverton: That’s a great question! We aren’t aware of the methodology that they are using or how they are thinking about what is going to be maintained in the stockpile. The way we think about it, it’s inspired by the digital asset stockpile, but we put our own mechanisms and how we weigh the assets we hold.

Tim Stenovec: Kind of makes sense. Because you’re tracking something that you know, there’s always been like insider buyer strategy, and now with politicians, there’s like, you know, follow what the politicians are buying. Those ETFs. As we are reminded all the time, there’s an ETF for everything.

Carol Massar: So, you know then we have to ask you about the WLFI token, the presidential token. Will that be added?

Jaime Leverton: We are not hearing any rumblings that is expected to be added to the stockpile. Certainly, the tokens that have been mentioned are the ones that have been around for a long time. There in the top twenty of tokens worldwide, they have significant free float market cap. So, I’m likely that those newer tokens would be added to the stockpile at this point in time, although you never know.

Tim Stenovec: How far are you from the target of a billion dollars raise?

Jaime Leverton: So, we announced in combination with our business combination agreement back in July that we raised 750 million dollars in a PIPE and then in the SPAC trust, there’s 287.5 million dollars. So, we are going to go through the process with the SEC to get final approval and then hopefully we will be trading under our new ticker by the end of the year.

Tim Stenovec: How much of that is cash?

Jaime Leverton: So, the funding happens at close and initially, it will all be cash and then it gets converted “right away,” I put in air quotes, into digital assets. It won’t be instantaneous, of course.

Carol Massar: How do you make sense between tokens that you think have legs and longevity or something, I don’t know, that might not?

Jaime Leverton: So, meme coins were kind of all the rage over the past year. When we think about it, it’s really, what is the utility of the token? What’s the ecosystem of developers that are building on chain? What is the free float market capital look like? What’s its ability to generate returns on those tokens? Because we will be looking to generate revenue from the assets we hold on our balance sheet.

Carol Massar: Right.

Jaime Leverton: Which is unique from the other players in the space.

Tim Stenovec: What’s the profile of investors thus far? Are they mostly crypto-native funds?

Jaime Leverton: That came into the pie?

Tim Stenovec: Yeah.

Jaime Leverton: Yeah, so it’s a mix of strategic, high-net worth, crypto-native, people we commonly see in the space. As I think you guys know, but I was the CEO of Hut 8 for a number of years. A lot of familiar faces around the digital assets treasuries…

Tim Stenovec: Any names that we should be aware of?

Jaime Leverton: So, we did name a number of our strategic partners in the press release when we announced. You mentioned Mike Novagratz of Galaxy Digital, a key partner of ours.

Tim Stenovec: I did see you nodding about Mike Novagratz.

Jaime Leverton: Yeah. Mike, we spent a lot of time on the Canadian exchange. Actually, he used to be on the board of Hut 8 prior to my taking over as CEO. So, lots of connective tissue. We worked with Galaxy when I was at Hut for yield generation on Bitcoin. They’re a great long-time partner and certainly a firm of the firm, for sure.

Carol Massar: Jaime, talk to us about the White House and the government and the government’s plan to buy Bitcoin, or expectations that they would. How would you, do you think that’s actually going to happen? How will they fund it? How do you see that rolling out?

Jaime Leverton: Yeah. I mean they have been pretty clear that they want to find a way to do it in a budget neutral way. So far, the Bitcoin that they have hold is through confiscation. I think we aren’t really get more clarity on their intentions around the strategic Bitcoin reserve or the digital asset stockpile until we get Clarity through. I think the focus really within space and within Washington is to get the Clarity Act passed, which really gives us the regulatory framework we need for the alternative tokens. It has been clear for a while that Bitcoin is treated as a commodity, as Ethereum likely is as well, but the rest of the space we really need that Clarity Act to finalize the regulatory clarity for the space that Genius gave us for stablecoins.

Carol Massar: We’re talking to Jaime Leverton. She’s CEO of ReserveOne here in our Bloomberg interactive broker studio. Do you think we’re at a moment in time because of this administration that another administration in 3.5 years could change the environment for crypto?

Jaime Leverton: 3.5 years in crypto is a very, very long period of time. I was here during Gensler regime, it was certainly a much, much different environment. Really difficult for us operating in the space and public markets to get things through the SEC. I think certainly a very, very welcome turn of events for the industry with and the progress we are seeing at the federal level as well as across the regulatory space.

Carol Massar: So, are you saying that it could change? Or do you think that the trains left the station in terms of crypto? Could we, in 3.5 years, depending on who is in White House and the composition of Congress could things change?

Jaime Leverton: It’s possible but Genius went through properly bi-partisan. Seventeen Democrats joined Republicans to get Genius through. I think as an industry, we’ve been very careful to keep it bi-partisan and I think more and more Democrats are getting on board with what this could really mean for the future of innovation for the United States, and I hope it stays that way. I hope that the horse has indeed left the barn.

Tim Stenovec: Well, on politics in DC, Willbur Ross, the former secretary of commerce, is Vice Chair of the company, of ReserveOne. What is his involvement? What is in his input?

Jaime Leverton: Willbur has been absolutely great. He’s the anticipated Vice Chair. Obviously, nothing is official until we get through approvals. He was formerly a SPAC, crypto critic. And really, I think seeing the regulatory framework change and getting clear policies and understanding of how this space can really evolve that is more grown up. We’ve assembled a team that is unique in the space. A ton of public company experience, Washington experience, Wall Street experience, we’re probably one of the more seasoned management teams and board of directors, which gave him comfort. He was curious and wanted to learn and dive into the space and thought what we were building was unique and wanted to join on the journey with us. He’s been an incredibly, incredibly supportive. We’re very lucky to have him.

Carol Massar: Is he owning more crypto as a result?

Jaime Leverton: *Laughs. I’m certain that is the case.

Carol Massar: So, lay out the next 6 to 12 months in this space. What are you kind of watching out for?

Jaime Leverton: Yeah, I think we’re all watching Washington closely. We’re hopeful as an ecosystem that Clarity gets done by the end of the year. We’ll see the alternative digital assets have their moment in the sun, really waiting for that regulatory clarity, which will give a halo to that segment to digital assets. Lots of treasury companies have come out, similar to ReserveOne. We the funding doesn’t come until close and then we have to buy the assets at that time. A lot of pent of demand still in the crypto ecosystem that should prove favorable over the next 3-6 months.

Tim Stenovec: One of the most read stories on the Bloomberg Terminal is about Eric Trump’s wealth soaring on a 600-million-dollar American Bitcoin stake. We are going to hear from Eric Trump on Bloomberg TV in a few minutes, but the article says that the company will accumulate Bitcoin using machinery in New York, Alberta, and Texas and provided by another crypto company called Hut 8.

Jaime Leverton: That is correct, yeah. Hut 8 spun out their proprietary Bitcoin mining operations to form, what is now, and officially trading today, American Bitcoin Mining.

Tim Stenovec: And when they say that accumulating Bitcoin money that way, what does it mean there technically “mining” it?

Jaime Leverton: Yeah, they are mining it just like we were doing at Hut back in 2021.

Tim Stenovec: How much of an opportunity is left there though versus actually going out and buying it on the open market?

Jaime Leverton: Well, certainly when you are a low-cost operator like Hut 8 or now American Bitcoin Mining, you are able to put Bitcoin on a balance sheet well below the cost of acquiring.

Carol Massar: And you are on track to go public?

Jaime Leverton: So, we are pending SEC approval and then we would list on the NASDAQ through the D-SPAC process.

Carol Massar: So that’s expected to still happen in the 4th quarter of this year?

Jaime Leverton: That’s right. Yep.

Carol Massar: All right, good stuff. Stay in touch.

Jaime Leverton: Thank you. Always good to be here.

Carol Massar: Really appreciate it and thanks, Jaime Leverton, she’s CEO of ReserveOne joining us at our Bloomberg interactive broker studio.

The following are screenshots of advertisements that ReserveOne plans to post in connection with the Business Combination.

ReserveOne
Sponsored ·

Simplify your crypto strategy. ReserveOne offers diversified exposure to top digital assets in a single, straightforward investment.

We're bridging the gap between traditional finance and digital assets

Crypto
Made
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ReserveOne

reserveone.com
Learn how ReserveOne provides regulated,...

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Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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